Delisting Determination,The Nasdaq Stock Market, LLC,
July 10, 2009, XTL Biopharmaceuticals Ltd. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of XTL Biopharmaceuticals Ltd.
(the Company), effective at the opening of the trading session on July 20, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100 and 5550(b)(1). The Company was notified of the Staffs determination on January 27, 2009. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Listing Rules: 5100 and 5550(b)(1). The Company was notified of the Panels decision on April 15, 2009 and trading in the Companys securities was suspended on April 17, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on June 1, 2009.